EXHIBIT 11
CSB BANCORP, INC.
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Basic Earnings Per Share
Net income	$706,051	$877,762	$1,601,994	$1,879,522

Weighted average common shares	2,734,799	2,432,793	2,734,799	2,438,695

Basic Earnings Per Share	$0.26	$0.36	$0.59	$0.77

Diluted Earnings Per Share
Net income	$706,051	$877,762	$1,601,994	$1,879,522

Weighted average common shares	2,734,799	2,432,793	2,734,799	2,438,695
Weighted average effect of assumed stock options	0	0	0	0

Total	2,734,799	2,432,793	2,734,799	2,438,695

Diluted Earnings Per Share	$0.26	$0.36	$0.59	$0.77

Options to purchases 40,720 shares of common stock at a price above current market were outstanding at June 30, 2009, but were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive. There were no anti-dilutive effects for the six months ended June 30, 2008.